Exhibit 99.4
Consolidated Financial Statements
Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
For the three months ended September 30, 2010

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Unaudited Consolidated Financial Statements
September 30, 2010

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Unaudited Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	September 30, 2010	June 30, 2010

Assets
Current assets:
Cash and cash equivalents	$1,598	$4,848
Accounts receivable, net of allowance for doubtful accounts of $85 at September 30 and June 30, 2010	31,777	24,949
Inventory	2,180	2,208
Prepaid expenses	17,419	12,960
Other current assets	4,851	3,192

Total current assets	57,825	48,157

Other assets	1,636	1,736
Property and equipment, net	157,455	146,586
Oil and gas interests, net	16,093	16,236
Foreign currency exchange contracts	1,320	625
Other intangible assets, net (Note 3)	62,302	58,650
Goodwill (Note 3)	112,940	103,821

Total assets	$409,571	$375,811

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$784	$1,194
Accrued expenses and other current liabilities	32,426	27,656
Income taxes payable	2,555	4,154
Current portion of long-term debt (Note 4)	350	828

Total current liabilities	36,115	33,832

Long-term debt (Note 4)	190,449	142,961
Asset retirement obligation	794	783
Future income tax liability	29,661	32,205
Class B Series Two and Three common share liability (Note 7)	1,824	2,389
Other liabilities	277	261

Total liabilities	259,120	212,431

Shareholders’ equity
Common shares (Note 5)	282,969	281,483
Equity component of convertible debentures	758	758
Accumulated deficit	(126,097)	(112,799)
Accumulated other comprehensive loss	(7,179)	(6,062)

Total shareholders’ equity	150,451	163,380

Total liabilities and shareholders’ equity	$409,571	$375,811

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Unaudited Consolidated Statements of Operations
(000’s of U.S. dollars — except share and per share amounts)

	Three months ended	Three months ended
	September 30, 2010	September 30, 2009

Revenues	$43,137	$37,425

Costs and expenses:
Cost of operations	37,313	33,097
General and administrative	6,802	6,463
Non-cash stock compensation (Note 7)	2,147	500
Depreciation and depletion expense	3,429	3,252
Amortization expense	897	671

Total operating expenses	50,588	43,983

Loss from operations	(7,451)	(6,558)

Interest expense	3,120	2,468

Unrealized gain on derivative contracts	(1,170)	(4,820)
Other (income) expense, net	(154)	537

Loss before income taxes	(9,247)	(4,743)

Recovery of income taxes	(3,419)	(1,740)

Net loss	$(5,828)	$(3,003)

Weighted average number of shares outstanding-basic	55,787,369	54,708,212

Weighted average number of shares outstanding-diluted	72,732,465	54,708,212

Basic and diluted net loss per common share (Note 6)	$(0.10)	$(0.05)

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Unaudited Consolidated Statements of Comprehensive Loss
(000’s of U.S. Dollars)

	Three months ended	Three months ended
	September 30, 2010	September 30, 2009

Net loss	$(5,828)	$(3,003)
Other comprehensive (loss) income :
Unrealized (loss) gain on currency translation adjustments	(1,117)	750

Other comprehensive (loss) income	(1,117)	750

Comprehensive loss	$(6,945)	$(2,253)

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Unaudited Consolidated Statements of Shareholders’ Equity
(000’s of U.S. Dollars)

			Equity component	Accumulated
			of	Other
	Share Capital		Convertible	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Debentures	Loss	Deficit	Equity

Balance at June 30, 2009	54,563,893	$276,922	$—	$(8,609)	$(86,384)	$181,929

Net income	—	—	—	—	2,704	2,704
Dividends	—	—	—	—	(29,119)	(29,119)
Common stock issuance	1,086,507	4,561	—	—	—	4,561
Issuance of convertible debentures	—	—	758	—	—	758
Other comprehensive income	—	—	—	2,547	—	2,547

Balance at June 30, 2010	55,650,400	$281,483	$758	$(6,062)	$(112,799)	$163,380

Net loss	—	—	—	—	(5,828)	(5,828)
Dividends	—	—	—	—	(7,470)	(7,470)
Common stock issuance	284,379	1,486	—	—	—	1,486
Other comprehensive loss	—	—	—	(1,117)	—	(1,117)

Balance at September 30, 2010	55,934,779	$282,969	$758	$(7,179)	$(126,097)	$150,451

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Unaudited Consolidated Statements of Cash Flows
(000’s of U.S. Dollars)

	Three months ended	Three months ended
	September 30, 2010	September 30, 2009

Operating activities
Net loss	$(5,828)	$(3,003)
Adjustments to reconcile net loss to net cash used in operating activities:
Future income taxes	(3,419)	(1,740)
Unrealized gain on derivative contracts	(1,170)	(4,820)
Unrealized loss on call option premium	—	27
Amortization of deferred financing costs	407	198
Non cash stock compensation expense	2,147	500
(Gain) loss on disposal of fixed assets	(202)	14
Depreciation and depletion expense	3,429	3,252
Amortization expense	897	671
Changes in current assets and liabilities:
Accounts receivable	(6,717)	(7,735)
Prepaid expenses, inventory and other current assets	(4,925)	(4,009)
Accounts payable	(425)	(37)
Accrued expenses and other current liabilities	2,282	6,019
Changes in other assets and liabilities	(75)	11

Net cash used in operating activities	(13,599)	(10,652)

Investing activities
Business acquisitions, net of cash acquired of $673 at September 30, 2009	(19,330)	(8,265)
Purchases of property and equipment	(5,651)	(31,236)
Proceeds on sale of equipment	362	260

Net cash used in investing activities	(24,619)	(39,241)

Financing activities
Redemption of Class B Series Two common shares	(1,394)	—
Deferred financing cost	—	(4)
Common stock dividends	(5,888)	(5,836)
Borrowings on credit facility	50,297	63,969
Payments on credit facility	(7,050)	(4,900)
Payments on seller debt and equipment financing	(477)	(527)

Net cash provided by financing activities	35,488	52,702

Effect of exchange rate changes on cash	(520)	(481)

Net (decrease) increase in cash and cash equivalents	(3,250)	2,328
Cash and cash equivalents at beginning of period	4,848	559

Cash and cash equivalents at end of period	$1,598	$2,887

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
1. General
The shareholders approved a resolution at the November 12, 2009 Annual General Meeting authorizing a name change from “Student Transportation of America Ltd.” to “Student Transportation Inc.” (“STI” or the “Company”).
STI is a corporation established under the laws of the Province of Ontario. STI was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the “Separate Subordinated Notes” and together with the Subordinated Notes, the “Notes”). On January 7, 2005, the underwriters of STI’s IPS Offering exercised an overallotment option granted in connection with the IPS Offering. STI and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. (“STA Holdings”), respectively. Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 7). The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. STI currently holds a 99.0% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.
STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.
2. Basis of Presentation
These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2010, audited financial statements and

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2010.
The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicle’s usage. These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Certain prior period balances have been reclassified to conform with the current year’s presentation.
Recently Issued Accounting Standards/ Pronouncements
In October 2008, the CICA issued Handbook Section 1582, “Business Combinations”, concurrently with Handbook Sections 1602, “Consolidated Financial Statements”, and Handbook Section 1601, “Non-controlling Interests”. CICA 1582, which replaces Handbook Section 1581, establishes standards for the measurements of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company will adopt these standards on July 1, 2011 and is currently evaluating their impact.
The CICA plans to converge Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over a transition period expected to

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
end in 2011. Management is reviewing the transition to IFRS on the Company’s consolidated financial statements and has not yet determined the impact.
3. Acquisitions
On July 15, 2010, the Company closed its acquisition of all of the outstanding common stock of Leuschen Bros. Limited (the “Leuschen Acquisition”), located in Sudbury, Ontario. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $19.3 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

Current assets, less current liabilities	$645
Property and equipment	7,461
Intangible assets	4,000
Future taxes	(612)

Subtotal	11,494
Goodwill	7,836

Total	$19,330

The purchase price consisted of $19.3 million in cash. Identifiable intangible assets consist of contract rights of $2.8 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and trade names of $1.0 million with an indefinite life. Additional cash consideration of up to approximately $1.5 million is contingent upon renewal of one paratransit contract, due in 2012. This amount is not included in the preliminary purchase price, however once the contingency is settled it will be included in the purchase price. None of the goodwill related to this acquisition is deductible for tax purposes.
On March 31, 2010, the Company closed its acquisition of all of the outstanding common stock of Mid-City Transit Corp. and related companies (the “Mid-City Acquisition”), located in Middletown, New York. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $7.1 million.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)

Current assets, less current liabilities	$750
Property and equipment	3,654
Intangible assets	2,162
Future taxes	(1,305)

Subtotal	5,261
Goodwill	1,814

Total	$7,075

The purchase price consisted of $6.9 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
On March 17, 2010, the Company closed its acquisition of all of the outstanding common stock of Wilkerson Transportation Company, Inc. (the “Wilkerson Acquisition”), located in Morristown, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.5 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of the assets acquired and liabilities assumed.

Current assets, less current liabilities	$—
Property and equipment	1,181
Intangible assets	885
Future taxes	(481)

Subtotal	1,585
Goodwill	931

Total	$2,516

The purchase price consisted of $2.3 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $0.7 million that will be amortized over 20 years, covenants not to compete of thirty five thousand that will be amortized over an estimated useful life of 3 years and trade names of $0.2 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)
On September 17, 2009, the Company closed its acquisition of all of the outstanding common stock of Jordan Transportation Inc. and related companies (the “Jordan Acquisition”), located in Butler, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The final purchase price of this acquisition was $10.4 million.

Current assets, less current liabilities	$1,414
Property and equipment	3,352
Intangible assets	3,134
Future taxes	(1,656)

Subtotal	6,244
Goodwill	4,148

Total	$10,392

The purchase price consisted of $8.9 million in cash and $1.5 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. This final allocation of purchase price resulted in an increase in deferred taxes of $0.2 million , an increase in intangible assets of $1.0 million and a decrease in goodwill of $0.8 million. None of the goodwill related to this acquisition is deductible for tax purposes.
4. Debt
Indebtedness of the Company at September 30, 2010 includes the following:

	Current	Long Term
Second Amended and Restated Credit Agreement Revolving credit facility	$—	$61,254
Convertible Debentures	—	98,155
Senior Secured Notes	—	35,000
Promissory notes due to former owners	350	550
Deferred loan costs, net of amortization of $684	—	(4,510)

	$350	$190,449

The Company was in compliance with all debt covenants related to both the Second Amended and Restated Credit Agreement and the Senior Secured Notes at September 30, 2010.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
5. Common Shares
The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.
Pursuant to it’s Dividend Reinvestment Plan (the “Plan”), the Company issued 284,379 common shares during the three months ended September 30,2010, having an approximate value of $1.5 million. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.
As at September 30, 2010, common shares issued and outstanding are 55,934,779.
6. Loss per Share
The following table sets forth the basic and diluted weighted average share amounts:

	Three Months Ended	Three Months Ended
	September 30, 2010	September 30, 2009

Weighted-average shares outstanding-basic	55,787,369	54,708,212
Potential dilutive effect of shares to be issued to settle the debentures	16,945,095	—

Weighted-average shares outstanding-diluted	72,732,465	54,708,212

The computations for basic and diluted loss per common share are as follows:

	Three Months Ended	Three Months Ended
	September 30, 2010	September 30, 2009

Net loss-basic	$(5,828)	$(3,003)
Add back: Interest expense and accretion on debentures (net of tax)	1,219	—

Net loss used for diluted earnings per share	(4,609)	(3,003)

Basic loss per share	$(0.10)	$(0.05)

Diluted loss per share	$(0.10)	$(0.05)

The conversion of the Convertible Debentures is anti-dilutive for the three months ended September 30, 2010.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation
The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders approved on initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Beginning with the fiscal year ended June 30, 2009, participants had the right, each year, to “put” up to 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.
On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.
These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense (income), net in the consolidated statement of operations. Shares granted are fully vested on the grant date.
The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation (continued)

	For the three months ended
	September 30, 2010
	Shares	Taxes	Total outstanding

Shares outstanding at June 30, 2010	619,961	(190,449)	429,512
Redemptions	(158,898)	—	(158,898)

Shares outstanding at September 30, 2010	461,063	(190,449)	270,614

Pursuant to the liquidity provision of the EIP plan, 158,898 shares were “put” back to the Company during the three months ended September 30, 2010 for which the Company paid $1.4 million. The fair value of the Class B Series Two common shares outstanding at September 30, 2010 represents a liability of $2.6 million which is recorded in other current liabilities.

	For the three months ended
	September 30, 2009
	Shares	Taxes	Total outstanding

Shares outstanding at June 30, 2009	769,818	(158,344)	611,474
Grants	98,425	(24,606)	73,819

Shares outstanding at September 30, 2009	868,243	(182,950)	685,293

The Company recognized $0.5 million in non-cash stock based compensation expense related to the above grants during the three months ended September 30, 2009, based on the estimated fair value of these shares on the grant date.
The following table summarizes the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants and shares outstanding pursuant to the EIP:

	For the three months ended
	September 30, 2010
	Shares	Taxes	Total outstanding

Shares outstanding at June 30, 2010	239,000	(79,572)	159,428
Grants	419,427	(96,097)	323,330

Shares outstanding at September 30, 2010	658,427	(175,669)	482,758

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation (continued)
The Company recognized $2.1 million in non-cash stock based compensation expense related to the above grants during the three months ended September 30, 2010, based on the estimated fair value of these shares on the grant date. The fair value of the Class B Series Three common shares outstanding at September 30, 2010 represents a liability of $2.7 million, of which $0.9 million is recorded in other current liabilities.
8. Segment Information
The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States. The accounting polices of the segments are the same as those described in the basis of presentation note in the annual consolidated financial statements. There are no inter-segment sales.

	For the three months ended September 30, 2010
	Transportation	Oil and Gas	Total
Revenue	$42,000	$1,137	$43,137

Operating (loss) income	$(7,767)	$316	$(7,451)

Unallocated expenses			1,796
Income tax recovery			(3,419)

Net loss			$(5,828)

	For the three months ended September 30, 2009
	Transportation	Oil and Gas	Total
Revenue	$36,342	$1,083	$37,425

Operating loss	$(6,417)	$(141)	$(6,558)

Unallocated expenses			(1,815)
Income tax recovery			(1,740)

Net loss			$(3,003)

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
8. Segment Information (continued)

	As at	As at
	September 30, 2010	June 30, 2010
Total Assets
Transportation	392,052	358,438
Oil and gas	17,519	17,373

	$409,571	$375,811

9. Supplemental Cash Flow Information
The Company paid $1.0 million and $2.3 million in interest for the three months ended September 30, 2010 and 2009, respectively. The Company paid $1.5 million and $0.5 million in taxes for the three months ended September 30, 2010 and 2009, respectively.
10. Related Party Transactions
The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.3 million and $0.4 million for the three months ended September 30, 2010 and 2009, respectively.
These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.
11. Subsequent Events
During October 2010, the Company entered into additional operating leases with a major financial institution to lease approximately $1.3 million in replacement school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rate 3.9%. Annual lease payments on these additional leases will approximate $0.2 million per year for the term of the leases.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2010
(000’s of U.S. Dollars, unless specified)
11. Subsequent Events (continued)
On November 2, 2010 the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $1.0340 to hedge approximately Cdn $1.8 million of the monthly dividend distributions from July 2013 through September 2013.